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03037448

November 12, 2003

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

NOV 17 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated November 7, 2003 announcing Air France's traffic results for October 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Linda Hesse

Linda A. Hesse

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

dlw 11/18

PADOCS01/248981.15

Information

AIR FRANCE

Traffic

Roissy, 7 November 2003

■ OCTOBER 2003 TRAFFIC

- **Slight improvement in traffic: up 0.4%**
- **Load factor: 76.8%**

Passenger operations

Following a slight drop in September, passenger activity regained last year's level in October, with a slight improvement in traffic (up 0.4%), in spite of the unfavourable calendar effects due to school holidays. Capacity increased by 1.5% and the passenger load factor declined by 0.9 points to 76.8%.

Overall, traffic seems stronger than in September, and this trend is reflected in the advance bookings for the coming weeks.

- **Long-haul network**

Long-haul traffic dropped slightly (down 0.8%) for a virtually stable capacity (up 0.4%). The load factor declined by 1.0 point to 80.9%.

- On the North American network, traffic fell by 5.7% for a 4.9% reduction in capacity. The load factor stood at 81.0% (down 0.7 points).
- The Latin American sector remained very buoyant with traffic increasing by 21.7% for a 13.4% rise in capacity. As a result, the load factor improved by 5.7 points to 83.6%.
- The situation in Asia continued to improve, with traffic down 3.3% for a 3.7% reduction in capacity. The load factor remained at the high level of 86.5% (up 0.3 points).
- On the Caribbean / Indian Ocean network, capacity increased by 10.0%, while traffic grew 1.9%. The load factor declined by 6.1 points to 77.7%.
- On the Africa / Middle East network, capacity was reduced by 2.5% while traffic fell by 4.6%. The load factor stood at 73.9% (down 1.6 points).

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -
Web site: www.airfrance-finance.com

- **International medium-haul network**

The international medium-haul network recorded a satisfactory performance, with a 4.7% increase in traffic for a 5.5% rise in capacity. The seat load factor stood at 66.7% (down (0.5 points).

- **Domestic network**

On the domestic network, the seat load factor gained 0.4 points to reach 66.8%, as a result of a 3.1% increase in traffic for a 2.4% rise in capacity.

Cargo operations

In October, cargo activity improved, with a 0.7% increase in traffic. Capacity rose 1.7% and the cargo load factor stood at 65.5% (down 0.6 points).
Excluding the impact of statistical changes*, capacity increased by 0.8% and the load factor remained stable.

Key Dates

- 19 November 2003: Analysts' meeting at 3 pm (London time) at the London Underwriting Centre.

  Those who are unable to attend the meeting can follow the live webcast of the presentation in London to be held on the same day at 3 pm (London time):
  - Internet address: http://airfrance-h1.momentys.com (password: AFRH1)
  - Conference call number: 44 (0)20 7162 0125 (password: Air France)

A recording of the presentation will be available on the website www.airfrance-finance.com as from 21 November.

For any further information, please consult the "Investor's Guide" (Diary & Practical Tips) at www.airfrance-finance.com.

---

* The implementation of a change in the statistics referential as from September has artificially boosted capacity growth and therefore reduced the load factor.

STATISTICS

Passenger operations

October 2003 / October 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**8,011**	**+0.4%**	**6,481**	**-0.8%**	**80.9%**	**-1.0**
Americas	*3,361*	*-0.7%*	*2,746*	*+0.4%*	*81.7%*	*+0.9*
Asia	*1,774*	*-3.7%*	*1,534*	*-3.3%*	*86.5%*	*+0.3*
Africa-Middle East	*1,153*	*-2.5%*	*851*	*-4.6%*	*73.9%*	*-1.6*
Caribbean-Indian Ocean	*1,760*	*+10.0%*	*1,368*	*+1.9%*	*77.7%*	*-6.1*
Group Europe	**1,931**	**+5.5%**	**1,287**	**+4.7%**	**66.7%**	**-0.5**
Air France	*1,700*	*+5.7%*	*1,139*	*+4.7%*	*67.0%*	*-0.7*
Regional subsidiaries	*231*	*+3.7%*	*148*	*+4.9%*	*63.9%*	*+0.7*
Group domestic	**1,335**	**+2.4%**	**892**	**+3.1%**	**66.8%**	**+0.4**
Air France	*1,122*	*+2.4%*	*774*	*+3.7%*	*68.9%*	*+0.8*
Regional subsidiaries	*213*	*+2.5%*	*119*	*-0.7%*	*55.6%*	*-1.8*
Total Group	**11,277**	**+1.5%**	**8,660**	**+0.4%**	**76.8%**	**-0.9**
Total Air France	*10,832*	*+1.4%*	*8,394*	*+0.3%*	*77.5%*	*-0.9*
Total regional subsidiaries	*444*	*+3.1%*	*266*	*+2.4%*	*59.9%*	*-0.5*

7 months to 31 October 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**56,580**	**+0.5%**	**45,174**	**-1.0%**	**79.8%**	**-1.2**
Americas	*23,895*	*+2.2%*	*19,873*	*+3.5%*	*83.2%*	*+1.0*
Asia	*11,125*	*-11.0%*	*8,484*	*-18.1%*	*76.3%*	*-6.6*
Africa-Middle East	*7,746*	*-7.5%*	*5,794*	*-7.4%*	*74.8%*	*+0.1*
Caribbean-Indian Ocean	*14,056*	*+14.3%*	*11,183*	*+12.0%*	*79.6%*	*-1.6*
Group Europe	**12,959**	**+4.9%**	**8,763**	**+2.2%**	**67.6%**	**-1.8**
Air France	*11,470*	*+5.4%*	*7789*	*+2.2%*	*67.9%*	*-2.1*
Regional subsidiaries	*1,489*	*+0.9%*	*973*	*+1.7%*	*65.4%*	*+0.6*
Group domestic	**8,881**	**-2.5%**	**6,009**	**+1.1%**	**67.7%**	**+2.4**
Air France	*7,585*	*-2.6%*	*5,253*	*+1.9%*	*69.2%*	*+3.1*
Regional subsidiaries	*1,295*	*-1.5%*	*756*	*-4.1%*	*58.4%*	*-1.6*
Total Group	**78,419**	**+0.8%**	**59,945**	**-0.4%**	**76.4%**	**-0.9**
Total Air France	*76,635*	*+0.9%*	*58,216*	*-0.3%*	*77.0%*	*-0.9*
Total regional subsidiaries	*2,784*	*-0.3%*	*1,729*	*-0.9%*	*62.1%*	*-0.4*

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	change
October 2003 / October 2002	745	+1.7%	488	+0.7%	65.5%	-0.6
7 months to 31 October 2003	4,911	-1.3%	3,115	-2.6%	63.4%	-0.9